Exhibit 21.1

Fresenius Kabi Pharmaceuticals Holding, Inc.

List of Subsidiaries

The following is a list of subsidiaries of Fresenius Kabi Pharmaceuticals Holding, Inc. as of December 31, 2009.

Name	Where Incorporated
APP Pharmaceuticals, Inc.	Delaware
APP Pharmaceuticals, LLC	Delaware
Pharmaceuticals Partners of Canada, Inc.	Ontario, Canada
APP Pharmaceuticals Manufacturing, LLC	Puerto Rico